IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for April 15, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37539
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this April 15, 2003.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

NY1 5358809v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-2

ABS New Transaction

<u>Computational Materials (Revised)</u>

$2,095,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-2

FANNIE MAE GRANTOR TRUST 2003-T4


Countrywide

HOME LOANS
Seller and Master Servicer



The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Fannie Mae T4 Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWABS publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Fannie Mae T4 Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Fannie Mae T4 Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Revised Preliminary Term Sheet ***Date Revised: April 15, 2003***

$2,095,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-2
Fannie Mae Grantor Trust 2003-T4

Class (1,2,3)	Principal Amount	WAL Call/Mat (4)	Payment Window (Mos) Call/Mat (4)	Expected Ratings (S&P/Moody's) (5)	Last Scheduled Distribution Date	Certificate Type
1-A T4 (6)	710,425,000	2.34 / 2.47	1-89 / 1-170	FNMA Guaranteed	September 2033	Floating Rate Senior
2-A-1 T4 (6)	244,620,000	1.00 / 1.00	1-22 / 1-22	FNMA Guaranteed	December 2021	Floating Rate Senior
2-A-2 T4 (6)	46,533,000	2.00 / 2.00	22-26 / 22-26	FNMA Guaranteed	January 2024	Fixed Rate Sequential
2-A-3 T4 (6)	151,668,000	3.00 / 3.00	26-50 / 26-50	FNMA Guaranteed	December 2029	Fixed Rate Sequential
2-A-4 T4 (6)	69,083,000	5.00 / 5.00	50-74 / 50-74	FNMA Guaranteed	December 2031	Fixed Rate Sequential
2-A-5 T4 (6)	71,721,000	7.23 / 10.48	74-89 / 74-222	FNMA Guaranteed	September 2033	Fixed Rate Sequential
2-A-6 T4 (6)	72,500,000	6.21 / 6.61	39-89 / 39-220	FNMA Guaranteed	July 2033	Fixed Rate Lockout
3-A	412,906,000	2.52 / 2.70	1-89 / 1-185	AAA/Aaa	August 2033	Floating Rate Senior
4-A	116,519,000	3.22 / 3.62	1-89 / 1-220	AAA/Aaa	September 2033	Fixed Rate Senior
M-1	94,275,000	4.95 / 5.37	38-89 / 38-141	AA+/Aa2	June 2033	Floating Rate Mezzanine
M-2	78,563,000	4.90 / 5.08	37-89 / 37-119	A+/A2	March 2033	Floating Rate Mezzanine
M-3	18,855,000	4.28 / 4.28	37-75 / 37-75	BBB+/Baa1	November 2031	Floating Rate Subordinate
B	7,332,000	3.28 / 3.28	37-48 / 37-48	BBB/Baa1	June 2029	Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	**$2,095,000,000**					

(1) *The Class 1-A T4 Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1 T4, 2-A-2 T4, 2-A-3 T4, 2-A-4 T4, 2-A-5 T4 and 2-A-6 T4 Certificates (collectively, the "Class 2-A T4 Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans, the Class 3-A Certificates are backed primarily by the cashflows from the Group 3 Mortgage Loans and the Class 4-A Certificates (together, with the Class 1-A T4 Certificates, the Class 2-A T4 Certificates and the Class 3-A Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions relating to shortfalls, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Groups. The Class M-1, Class M-2, Class M-3 and Class B Certificates are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Class 1-A T4 and Class 3-A Certificates double and the respective margins on the Class M-1, Class M-2, Class M-3 and Class B Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class 2-A-5 T4, 2-A-6 T4 and Class 4-A Certificates increases by 0.50% after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Kyle Beauchamp, Standard & Poors., 212.438.2505; Candice Nonas, Moodys Investor Service, Inc., 212.553.4087.*

(6) *Fannie Mae Grantor Trust 2003-T4 will issue Class 1-A, Class 2-A-1, Class 2-A-2, Class 2-A-3, Class 2-A-4, Class 2-A-5 and Class 2-A-6 Certificates (collectively, the "2003-T4 Certificates," which will be entitled to all cashflows relating to the CWABS 2003-2 Class 1-A, Class 2-A-1, Class 2-A-2, Class 2-A-3, Class 2-A-4, Class 2-A-5 and 2-A-6 Certificates (which are not being offered hereby) and the benefits of the Fannie Mae guaranty with respect thereto. Fannie Mae will guaranty payment of the 2003-T4 Certificates.*

Trust:	Asset-Backed Certificates, Series 2003-2 and Fannie Mae Grantor Trust 2003-T4.
Guarantor:	Fannie Mae.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co., Inc. and Banc One Capital Markets, Inc. (Co-Managers).

Trustee/Custodian:	The Bank of New York, a New York banking Corporation.
Offered Certificates:	The (i) Fannie Mae Grantor Trust 2003-T4 Class 1-A T4 Certificates ***"Class 1-A T4 Certificates"***, (ii) the Fannie Mae Grantor Trust 2003-T4 Class 2-A T4 Certificates, (iii) Class 3-A Certificates, (iv) Class 4-A Certificates and (v) Class M-1, Class M-2 Certificate, Class M-3 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the CWABS 2003-2 Class 1-A, Class 2-A, Class C and Class P Certificates. The CWABS 2003-2 Class 1-A and Class 2-A Certificates will be deposited into the Fannie Mae Grantor Trust 2003-T4.
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Fannie Mae Grantor Trust 2003-T4 Class 1-A T4 Certificates, the Class 2-A-1 T4 Certificates, the CWABS 2003-2 Class 3-A Certificates and Subordinate Certificates.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Fannie Mae Grantor Trust 2003-T4 Class 2-A T4 Certificates (other than the Class 2-A-1 T4 Certificates) and the CWABS 2003-2 Class 4-A Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	April 1, 2003.
Cut-off Date:	The later of April 1, 2003, or the origination date of such Mortgage Loan.
Expected Pricing Date:	April [11], 2003.
Expected Closing Date:	April [30], 2003.
Expected *Settlement Date:*	April [30], 2003.
Distribution Date:	The 26th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from April 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates (other than the T4 Certificates) are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA. Because the T4

Certificates will have a guarantee by Fannie Mae, they are expected to be legal investments for purposes of SMMEA (subject to certain state limitations).

Optional Termination: The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates were priced based on the following collateral prepayment assumptions:

23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Closing Date Pool"***). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately $1,621,008,227 of which: (i) approximately $596,716,206 were adjustable rate conforming balance Mortgage Loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $563,170,256 were fixed rate conforming balance Mortgage Loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***"), (iii) approximately $284,236,503 and $73,367,528, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***") and (iv) approximately $103,517,735 were fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 4 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans, the ***"Mortgage Loans"*** and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate for each class of adjustable rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each Class of fixed rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the MI Policy as described below, the MI premium rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap: The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A T4 Certificates, the excess of (a) the weighted average Adjusted Net Mortgage Rate of the Loan Group 1 Mortgage Loans over (b) the Group 1 Fannie Mae guaranty fee rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (ii) with respect to the 2-A T4 Certificates, the excess of (a) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (in the case of the Class 2-A-1 T4 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) over (b) the Group 2 Fannie Mae guaranty fee rate, (iii) with respect to the Group 3-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (iv) with respect to the Group 4-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans and (v) with respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2, Group 3 and Group 4 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the related Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the related maximum rate cap, if applicable) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, up to the related maximum rate cap, if applicable). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under *"Certificates Priority of Distributions"* below and, as it relates to the Class 1-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Cap Contracts.

Cap Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the CWABS 2003-2 Class 1-A, Class 3-A and Subordinate Certificates (the ***"Class 1-A Cap Contract," "Class 3-A Cap Contract"*** and ***"Subordinate Cap Contract,"*** respectively). On the Closing Date, the notional amount of the Class 1-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will equal approximately $157,000,000, $221,737,500 and $83,160,000, respectively, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Class 1-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will be 5.94%, 5.70% and 5.00% per annum, respectively. Payments received on the Class 1-A Cap Contract and Class 3-A Cap Contract with respect to a Distribution Date will be available to pay the holders of the Class 1-A Certificates and Class 3-A Certificates, respectively. Payments received on the Subordinate Cap Contract with respect to a Distribution Date will be available to pay the holders of the Subordinate Certificates any Net Rate Carryover on such Distribution Date on a pro rata basis (on the basis of the related Net Rate Carryover for each such class). Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the Seller and will not be available for payments on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Mortgage Insurance
2) Excess Cashflow
3) Overcollateralization
4) Subordination and
5) In the case of the Class 1-A T4 and Class 2-A T4 Certificates only, a Fannie Mae Guaranty

Class	S&P/ Moody's	Subordination (after initial target is reached)
1-A T4	FNMA Guaranteed	10.00%
2-A T4	FNMA Guaranteed	10.00%
3-A	AAA/Aaa	10.00%
4-A	AAA/Aaa	10.00%
M-1	AA+/Aa2	5.50%
M-2	A+/A2	1.75%
M-3	BBB+/Baa1	0.85%
B	BBB/Baa1	0.50%



Mortgage Insurance: As of the Sample Pool Calculation Date, approximately 85.63% of the Mortgage Loans are covered by a private mortgage insurance policy issued by PMI (the ***"MI Policy"***). For each of these Mortgage Loans, the MI Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization: The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target: Prior to the Stepdown Date, the initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in July 2003, after which time the required target Overcollateralization will be equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, the Overcollateralization target, per Loan Group, will be equal to a floor of 0.50% (the "O/C Floor") of the aggregate principal balance of the Mortgage Loans for each related Loan Group as of the Cut-off Date.

Provided, however, that if certain Trigger Events (as described below) have occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.

Delinquency Trigger Event: With respect to the Certificates, a ***"Delinquency Trigger Event"*** will occur if the product of (a) 1.43 and (b) the 60+ day delinquency percentage for the outstanding Mortgage Loans in the related loan group equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event: With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
May 2006 – April 2007.............	1.75%
May 2007 – April 2008.............	2.75%
May 2008 – April 2009.............	3.75%
May 2009 – and thereafter...........	4.00%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in May 2006

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 80.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses from a Loan Group (after collections under the MI Policy) not covered by Excess Interest or O/C will be allocated to the Subordinate Certificates in reverse order of their payment priorities, in each case, until the respective class principal balance of each Class of Subordinate Certificates has been reduced to zero.

Fannie Mae Guaranty:

Fannie Mae will guarantee that (i) required payments of interest on the Class 1-A T4 and 2-A T4 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class 1-A T4 and 2-A T4 Certificates. The Fannie Mae guaranty will not cover any Net Rate Cap Carryover or any prepayment interest shortfall amounts for a Distribution Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds (from Loan Group 1 and Loan Group 2 interest funds only, first to pay the related Fannie Mae guaranty fee and any Guarantor reimbursements) sequentially, as follows: (a) from interest funds related to Loan Group 1, Loan Group 2, Loan Group 3 and Loan Group 4, respectively, current and unpaid interest concurrently to the Class 1-A T4, 2-A T4, Class 3-A and Class 4-A Certificates, respectively, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3 and Class B Certificates;
2) Principal funds (from Loan Group 1 and Loan Group 2 principal funds only, first to pay the related Fannie Mae guaranty fee and any Guarantor reimbursements) sequentially, as follows: (a) from principal funds related to Loan Group 1, Loan Group 2, Loan Group 3 and Loan Group 4, respectively, to the Class 1-A T4, 2-A T4, Class 3-A and Class 4-A Certificates, respectively (in the case of the 2-A T4 Certificates in the manner and priority set forth under "Principal Paydown" below), then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow, from Loan Group 1 and Loan Group 2 only, to pay any unpaid Fannie Mae guaranty fee and any unpaid Guarantor reimbursements;
4) Beginning on the payment date in August 2003, any remaining Excess Cashflow, to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
5) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates;
6) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates;
7) To the Class C Certificates, any remaining amount.

** As described in the prospectus supplement (or other final offering document relating to the Fannie Mae 2003-T4 Certificates), principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class

M-2 Certificates, Class M-3 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement). Generally, the Class 1-A T4 and 2-A T4 Certificates will only receive principal related to the Group 1 and Group 2 Mortgage Loans, respectively, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Group 3 and Group 4 Mortgage Loans may be used to pay the Class 1-A T4 and 2-A T4 Certificates. To the extent there is a shortfall in Group 3 or Group 4 principal funds, principal remaining from the Group 1 and Group 2 Mortgage Loans, after distributions to the Class 1-A T4 and 2-A T4 Certificates, can be used to pay the Class 3-A and 4-A Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A T4, Class 2-A T4, Class 3-A and Class 4-A Certificates will have 20.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 3.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 1.70% Subordination and (v) fifth, to the Class B Certificates such that the Class B Certificates will have 1.00% Subordination; each subject to the O/C Floor.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement (or other final offering document relating to the Fannie Mae 2003-T4 Certificates).

2-A T4 Principal Distribution:

Principal will be distributed to the 2-A T4 Certificates in the following order of priority:

1. To the Class 2-A-6 T4 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 2-A-1 T4, 2-A-2 T4, 2-A-3 T4, 2-A-4 T4, 2-A-5 T4 and 2-A-6 T4 Certificates until their respective principal balances are reduced to zero.

[Discount Margin/Yield Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin/Yield Tables (%)

Class 1-A T4 (To Call)

Margin 0.110%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	11	11	11	11	11
WAL (yr)	19.42	3.02	2.34	1.85	1.33
MDUR (yr)	16.74	2.93	2.29	1.83	1.32
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class 1-A T4 (To Maturity)

Margin 0.110%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	11	12	12	12	12
WAL (yr)	19.48	3.20	2.47	1.96	1.40
MDUR (yr)	16.78	3.08	2.41	1.92	1.38
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Mar33	Mar21	Jun17	Oct14	Jan12

Class 2-A-1 T4 (To Call)

Margin 0.070%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	7	7	7	7	7
WAL (yr)	10.31	1.18	1.00	0.88	0.75
MDUR (yr)	9.51	1.18	1.01	0.88	0.75
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Jun21	Jul05	Feb05	Nov04	Aug04

Class 2-A-1 T4 (To Maturity)

Margin 0.070%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	7	7	7	7	7
WAL (yr)	10.31	1.18	1.00	0.88	0.75
MDUR (yr)	9.51	1.18	1.01	0.88	0.75
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Jun21	Jul05	Feb05	Nov04	Aug04



Class 2-A-2 T4 (To Call)

Coupon 2.271%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.272	2.215	2.200	2.186	2.166
WAL (yr)	19.23	2.44	2.00	1.70	1.40
MDUR (yr)	15.42	2.35	1.94	1.65	1.37
First Prin Pay	Jun21	Jul05	Feb05	Nov04	Aug04
Last Prin Pay	Jul23	Dec05	Jun05	Feb05	Oct04

Class 2-A-2 T4 (To Maturity)

Coupon 2.271%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.272	2.215	2.200	2.186	2.166
WAL (yr)	19.23	2.44	2.00	1.70	1.40
MDUR (yr)	15.42	2.35	1.94	1.65	1.37
First Prin Pay	Jun21	Jul05	Feb05	Nov04	Aug04
Last Prin Pay	Jul23	Dec05	Jun05	Feb05	Oct04

Class 2-A-3 T4 (To Call)

Coupon 2.836%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.841	2.797	2.783	2.769	2.749
WAL (yr)	23.41	3.74	3.00	2.47	1.97
MDUR (yr)	16.88	3.50	2.84	2.35	1.89
First Prin Pay	Jul23	Dec05	Jun05	Feb05	Oct04
Last Prin Pay	Jun29	Aug08	Jun07	Oct06	Oct05

Class 2-A-3 T4 (To Maturity)

Coupon 2.836%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.841	2.797	2.783	2.769	2.749
WAL (yr)	23.41	3.74	3.00	2.47	1.97
MDUR (yr)	16.88	3.50	2.84	2.35	1.89
First Prin Pay	Jul23	Dec05	Jun05	Feb05	Oct04
Last Prin Pay	Jun29	Aug08	Jun07	Oct06	Oct05

Class 2-A-4 T4 (To Call)

Coupon	3.975%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.991	3.961	3.946	3.933	3.906
WAL (yr)	27.21	6.81	5.00	4.03	2.90
MDUR (yr)	16.35	5.84	4.45	3.65	2.69
First Prin Pay	Jun29	Aug08	Jun07	Oct06	Oct05
Last Prin Pay	Jun31	Aug12	Jun09	Feb08	Feb07

Class 2-A-4 T4 (To Maturity)

Coupon	3.975%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.991	3.961	3.946	3.933	3.906
WAL (yr)	27.21	6.81	5.00	4.03	2.90
MDUR (yr)	16.35	5.84	4.45	3.65	2.69
First Prin Pay	Jun29	Aug08	Jun07	Oct06	Oct05
Last Prin Pay	Jun31	Aug12	Jun09	Feb08	Feb07

Class 2-A-5 T4 (To Call)

Coupon	5.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.042	5.018	5.007	4.995	4.975
WAL (yr)	28.59	9.32	7.23	5.78	4.38
MDUR (yr)	14.88	7.28	5.93	4.91	3.84
First Prin Pay	Jun31	Aug12	Jun09	Feb08	Feb07
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class 2-A-5 T4 (To Maturity)

Coupon	5.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.046	5.145	5.145	5.124	5.057
WAL (yr)	29.07	13.44	10.48	8.01	5.26
MDUR (yr)	14.99	9.44	7.83	6.31	4.45
First Prin Pay	Jun31	Aug12	Jun09	Feb08	Feb07
Last Prin Pay	Mar33	Aug25	Oct21	Oct18	Jul15

Class 2-A-6 T4 (To Call)

Coupon	4.235%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.243	4.221	4.217	4.211	4.200
WAL (yr)	13.91	6.80	6.21	5.49	4.54
MDUR (yr)	10.02	5.75	5.33	4.79	4.05
First Prin Pay	May06	May06	Jul06	Sep06	Jan07
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class 2-A-6 T4 (To Maturity)

Coupon	4.235%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.243	4.231	4.245	4.280	4.341
WAL (yr)	13.91	6.96	6.61	6.40	6.26
MDUR (yr)	10.02	5.85	5.60	5.45	5.35
First Prin Pay	May06	May06	Jul06	Sep06	Jan07
Last Prin Pay	Jan33	Jun25	Aug21	Aug18	May15

Class 3-A (To Call)

Margin	0.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	19.31	3.22	2.52	2.02	1.49
MDUR (yr)	16.40	3.10	2.45	1.98	1.47
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class 3-A (To Maturity)

Margin	0.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	26	27	27	27
WAL (yr)	19.37	3.45	2.70	2.17	1.60
MDUR (yr)	16.44	3.30	2.61	2.12	1.58
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Feb33	Jun22	Sep18	Feb16	Feb13


CSC
COUNTRYWIDE SECURITIES CORPORATION

Class 4-A (To Call)

Coupon	3.842%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
Yield @ 100-00	3.851	3.796	3.781	3.764	3.737
WAL (yr)	17.90	3.97	3.22	2.68	2.12
MDUR (yr)	12.10	3.49	2.89	2.45	1.97
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class 4-A (To Maturity)

Coupon	3.842%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
Yield @ 100-00	3.852	3.840	3.832	3.821	3.802
WAL (yr)	17.95	4.44	3.62	3.03	2.41
MDUR (yr)	12.12	3.78	3.16	2.70	2.19
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Mar33	Jun25	Aug21	Aug18	Aug15

Class M-1 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.06	6.10	4.95	4.29	3.83
MDUR (yr)	20.43	5.74	4.72	4.13	3.71
First Prin Pay	Nov24	May06	Jun06	Jul06	Aug06
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class M-1 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	65	67	67	67	67
WAL (yr)	26.18	6.62	5.37	4.64	4.11
MDUR (yr)	20.49	6.16	5.07	4.43	3.96
First Prin Pay	Nov24	May06	Jun06	Jul06	Aug06
Last Prin Pay	Dec32	Dec17	Jan15	Jan13	Oct10



Class M-2 (To Call)

Margin	1.600%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	160	160	160	160	160
WAL (yr)	26.05	6.07	4.90	4.20	3.64
MDUR (yr)	18.17	5.51	4.54	3.94	3.45
First Prin Pay	Nov24	May06	May06	May06	Jun06
Last Prin Pay	Dec31	Aug12	Sep10	May09	Dec07

Class M-2 (To Maturity)

Margin	1.600 %				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	160	162	162	162	162
WAL (yr)	26.11	6.29	5.08	4.35	3.75
MDUR (yr)	18.20	5.67	4.68	4.06	3.55
First Prin Pay	Nov24	May06	May06	May06	Jun06
Last Prin Pay	Sep32	Sep15	Mar13	Jun11	Aug09

Class M-3 (To Call)

Margin	2.900%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	290	290	290	290	290
WAL (yr)	25.59	5.30	4.28	3.67	3.21
MDUR (yr)	15.48	4.69	3.88	3.38	2.98
First Prin Pay	Nov24	May06	May06	May06	May06
Last Prin Pay	May31	Mar11	Jul09	Jun08	Apr07

Class M-3 (To Maturity)

Margin	2.900%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	290	290	290	290	290
WAL (yr)	25.59	5.30	4.28	3.67	3.21
MDUR (yr)	15.48	4.69	3.88	3.38	2.98
First Prin Pay	Nov24	May06	May06	May06	May06
Last Prin Pay	May31	Mar11	Jul09	Jun08	Apr07



Class B (To Call)

Margin	3.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	23.73	3.89	3.28	3.08	3.07
MDUR (yr)	13.95	3.51	3.01	2.84	2.83
First Prin Pay	Nov24	May06	May06	May06	May06
Last Prin Pay	Dec28	May08	Apr07	Jul06	May06

Class B (To Maturity)

Margin	3.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	23.73	3.89	3.28	3.08	3.07
MDUR (yr)	13.95	3.51	3.01	2.84	2.83
First Prin Pay	Nov24	May06	May06	May06	May06
Last Prin Pay	Dec28	May08	Apr07	Jul06	May06

[Available Funds Schedules and Collateral Tables to Follow]

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.990	8.177
2	5.863	7.054
3	6.059	7.254
4	5.864	7.063
5	5.864	7.070
6	6.060	7.272
7	5.865	7.083
8	6.061	7.285
9	5.866	7.096
10	5.867	7.102
11	6.272	7.517
12	5.867	7.120
13	6.064	7.324
14	5.868	7.136
15	6.065	7.339
16	5.869	7.151
17	5.870	7.161
18	6.066	7.366
19	5.871	7.178
20	6.067	7.384
21	5.872	7.198
22	5.873	7.207
23	6.503	7.248
24	5.876	7.201
25	6.072	7.428
26	5.877	7.211
27	6.074	7.439
28	5.879	7.222
29	5.879	7.229
30	6.076	7.410
31	5.881	7.172
32	6.078	7.413
33	5.883	7.175
34	5.884	7.176
35	6.515	7.949
36	6.071	8.612
37	6.274	8.901
38	6.069	8.611
39	6.269	8.896
40	6.064	8.607
41	6.062	8.605
42	6.262	10.318
43	6.060	9.985
44	6.262	10.318
45	6.060	9.986
46	6.060	9.986

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	6.710	11.056
48	6.060	11.058
49	6.262	11.426
50	6.060	11.058
51	6.262	11.426
52	6.060	11.058
53	6.060	11.058
54	6.262	12.367
55	6.060	11.968
56	6.262	12.367
57	6.060	11.968
58	6.060	11.968
59	6.478	12.793
60	6.060	12.545
61	6.262	12.963
62	6.060	12.545
63	6.262	12.963
64	6.060	12.545
65	6.060	12.545
66	6.262	12.963
67	6.060	12.545
68	6.262	12.963
69	6.060	12.545
70	6.060	12.545
71	6.710	13.889
72	6.060	12.545
73	6.262	12.963
74	6.060	12.545
75	6.262	12.963
76	6.060	12.545
77	6.060	12.545
78	6.262	12.963
79	6.060	12.545
80	6.262	12.963
81	6.060	12.545
82	6.060	12.545
83	6.710	13.889
84	6.060	12.545
85	6.262	12.963
86	6.060	12.545
87	6.262	12.963
88	6.060	12.545
89	6.060	12.545

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3100%, 6-Month LIBOR stays at 1.2700%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Class 1-A Cap Contract.

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.714	9.727
2	5.631	8.717
3	5.820	8.977
4	5.632	8.858
5	5.632	8.932
6	5.820	9.187
7	5.633	9.064
8	5.820	9.315
9	5.633	9.188
10	5.633	9.246
11	6.022	9.350
12	5.622	9.004
13	5.809	9.248
14	5.622	9.119
15	5.810	9.363
16	5.622	9.234
17	5.622	9.297
18	5.810	9.206
19	5.623	9.077
20	5.810	9.324
21	5.623	9.196
22	5.623	9.259
23	6.318	9.903
24	5.694	9.270
25	5.884	9.532
26	5.694	9.378
27	5.883	9.644
28	5.693	9.493
29	5.693	9.927
30	5.883	10.210
31	5.693	10.052
32	5.882	10.340
33	5.693	10.188
34	5.692	10.260
35	6.302	10.290
36	5.878	10.282
37	6.074	10.591
38	5.877	10.285
39	6.072	10.490
40	5.876	10.186
41	5.875	10.526
42	6.070	10.784
43	5.874	10.510
44	6.069	10.811
45	5.872	10.537
46	5.871	10.551

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	6.500	11.143
48	5.856	10.828
49	6.051	11.148
50	5.855	10.844
51	6.049	11.163
52	5.853	10.861
53	5.852	10.869
54	6.046	11.043
55	5.851	10.711
56	6.045	11.040
57	5.849	10.710
58	5.848	10.709
59	6.250	11.389
60	5.846	11.087
61	6.040	11.427
62	5.845	11.084
63	6.039	11.423
64	5.843	11.082
65	5.842	11.081
66	6.036	11.419
67	5.840	11.079
68	6.034	11.417
69	5.839	11.077
70	5.838	11.076
71	6.462	12.161
72	5.836	11.074
73	6.029	11.411
74	5.834	11.072
75	6.028	11.409
76	5.832	11.071
77	5.831	11.071
78	6.025	11.406
79	5.829	11.071
80	6.023	11.405
81	5.827	11.070
82	5.826	11.070
83	6.450	12.143
84	5.824	11.069
85	6.018	11.403
86	5.822	11.070
87	6.015	11.403
88	5.820	11.070
89	5.819	11.071

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3100%, 6-Month LIBOR stays at 1.2700%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Class 3-A Cap Contract.



Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.929	9.566
2	5.812	8.438
3	6.006	8.617
4	5.812	8.405
5	5.812	8.384
6	6.006	8.551
7	5.813	8.327
8	6.006	8.486
9	5.813	8.254
10	5.813	8.212
11	6.215	8.573
12	5.795	8.402
13	5.989	8.550
14	5.796	8.313
15	5.989	8.462
16	5.796	8.227
17	5.796	8.186
18	5.990	8.338
19	5.797	8.104
20	5.991	8.258
21	5.798	8.025
22	5.798	7.987
23	6.440	8.728
24	5.799	8.341
25	5.992	8.512
26	5.800	8.269
27	5.993	8.441
28	5.800	8.198
29	5.800	8.266
30	5.994	8.625
31	5.801	8.375
32	5.995	8.559
33	5.802	8.310
34	5.803	8.279
35	6.425	9.033
36	5.899	8.973
37	6.096	9.184
38	5.898	9.120
39	6.094	9.585
40	5.889	9.411
41	5.875	9.369
42	6.063	10.140
43	5.866	9.902
44	6.061	10.173
45	5.865	9.937
46	5.864	9.955
47	6.492	10.812
48	5.839	10.073
49	6.033	10.353
50	5.838	10.099
51	6.032	10.379
52	5.837	10.127
53	5.836	10.142
54	6.030	10.485
55	5.834	10.217
56	6.028	10.505
57	5.833	10.238
58	5.832	10.250
59	6.233	10.833
60	5.831	10.511
61	6.024	10.806
62	5.829	10.535
63	6.023	10.830
64	5.828	10.561
65	5.827	10.574
66	6.020	10.870
67	5.826	10.603
68	6.019	10.900
69	5.824	10.634
70	5.823	10.651
71	6.447	11.568
72	5.822	10.686
73	6.015	10.984
74	5.820	10.724
75	6.014	11.023
76	5.819	10.766
77	5.818	10.788
78	6.012	11.088
79	5.817	10.834
80	6.010	11.135
81	5.815	10.884
82	5.815	10.911
83	6.437	11.824
84	5.813	10.968
85	6.006	11.273
86	5.812	11.030
87	6.004	11.336
88	5.810	11.096
89	5.809	11.132

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3100%, 6-Month LIBOR stays at 1.2700%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Subordinate Cap Contract.

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	9,517			
Total Outstanding Loan Balance	$1,621,008,227			
Average Loan Balance	$170,328	$9,952	to	$849,113
WA Mortgage Rate	7.565%	4.625%	to	16.500%
Net WAC	6.076%	3.146%	to	15.991%
ARM Characteristics				
WA Gross Margin	6.592%	0.500%	to	13.250%
WA Months to First Roll	30	1	to	58
WA First Periodic Cap	1.848%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.426%	0.125%	to	3.000%
WA Lifetime Cap	14.491%	10.875%	to	23.375%
WA Lifetime Floor	7.600%	3.250%	to	16.375%
WA Original Term (months)	352	120	to	360
WA Remaining Term (months)	351	114	to	360
WA LTV	80.03%	5.30%	to	100.00%
WA FICO	612			
Percentage of Pool with Prepayment Penalties at Loan Orig	85.54%			
Percentage of Pool Secured by: 1st Liens	99.02%			
Percentage of Pool Secured by: 2nd Liens	0.98%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 43.41%	SFD: 78.77%	FULL DOC: 72.58%	RFCO: 69.94%	OOC: 97.76%	A: 66.61%	0: 14.46%
FL: 6.58%	PUD: 12.66%	STATED: 26.72%	PURCH: 21.57%	NOO: 1.73%	A-: 12.74%	3: 0.03%
NY: 3.73%	CONDO: 4.80%	SIMPLE: 0.71%	REFI: 8.49%	2ND: 0.50%	B: 11.47%	12: 3.80%
TX: 3.70%	2 FAM: 2.34%				C: 6.46%	13: 0.27%
MA: 3.54%	3 FAM: 0.56%				C-: 2.25%	21: 0.01%
					D: 0.46%	24: 19.92%
						30: 0.02%
						36: 35.56%
						60: 25.94%

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	10	$2,237,996	0.14
2/28 LIBOR	1,843	$327,467,729	20.20
3/27 LIBOR	3,091	$551,246,983	34.01
FIXED 15YR	349	$40,456,941	2.50
FIXED 15YR -CC	46	$4,785,242	0.30
FIXED 20YR	21	$2,467,312	0.15
FIXED 30YR -CC	469	$80,101,174	4.94
FIXED 30YR	3,232	$585,448,352	36.12
FIXED 15YR -2nd	189	$7,337,795	0.45
FIX30/15 BAL	81	$10,943,928	0.68
FIX30/15 BAL -2nd	186	$8,514,775	0.53
	9,517	$1,621,008,227	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	98	$1,962,738	0.12
$ 25,000.01 to $50,000	433	$16,898,957	1.04
$ 50,000.01 to $75,000	972	$61,789,682	3.81
$ 75,000.01 to $100,000	1,158	$102,196,530	6.30
$100,000.01 to $150,000	2,157	$269,206,137	16.61
$150,000.01 to $200,000	1,774	$309,418,254	19.09
$200,000.01 to $250,000	1,159	$260,292,151	16.06
$250,000.01 to $300,000	726	$198,379,716	12.24
$300,000.01 to $350,000	423	$137,331,633	8.47
$350,000.01 to $400,000	289	$108,636,594	6.70
$400,000.01 to $450,000	147	$62,600,969	3.86
$450,000.01 to $500,000	124	$59,520,105	3.67
$500,000.01 to $550,000	23	$12,059,173	0.74
$550,000.01 to $600,000	22	$12,648,428	0.78
$600,000.01 to $650,000	7	$4,432,333	0.27
$650,000.01 to $700,000	2	$1,357,452	0.08
$700,000.01 to $750,000	2	$1,428,261	0.09
$800,000.01 to $850,000	1	$849,113	0.05
	9,517	$1,621,008,227	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$365,701	0.02
5.001 - 5.500	41	$9,562,581	0.59
5.501 - 6.000	219	$54,477,423	3.36
6.001 - 6.500	574	$137,623,776	8.49
6.501 - 7.000	2,026	$433,157,425	26.72
7.001 - 7.500	1,522	$285,296,513	17.60
7.501 - 8.000	1,790	$310,835,195	19.18
8.001 - 8.500	1,000	$151,698,062	9.36
8.501 - 9.000	785	$104,493,295	6.45
9.001 - 9.500	438	$51,111,226	3.15
9.501 - 10.000	385	$37,400,990	2.31
10.001 - 10.500	185	$15,998,185	0.99
10.501 - 11.000	208	$13,019,641	0.80
11.001 - 11.500	93	$4,954,957	0.31
11.501 - 12.000	154	$7,201,987	0.44
12.001 - 12.500	28	$1,324,131	0.08
12.501 - 13.000	17	$730,290	0.05
13.001 - 13.500	21	$779,225	0.05
13.501 - 14.000	7	$257,718	0.02
14.001 - 14.500	8	$207,732	0.01
14.501 - 15.000	5	$124,097	0.01
15.001 - 15.500	5	$220,838	0.01
16.001 - 16.500	4	$167,239	0.01
	9,517	$1,621,008,227	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	10	$557,222	0.03
121 - 180	825	$70,897,413	4.37
181 - 300	42	$3,610,359	0.22
301 - 360	8,640	$1,545,943,233	95.37
	9,517	$1,621,008,227	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	349	$43,655,374	2.69
50.01-55.00	169	$25,230,666	1.56
55.01-60.00	292	$47,456,428	2.93
60.01-65.00	435	$71,118,357	4.39
65.01-70.00	799	$132,073,341	8.15
70.01-75.00	1,066	$181,954,440	11.22
75.01-80.00	2,003	$363,261,688	22.41
80.01-85.00	1,260	$232,056,781	14.32
85.01-90.00	1,718	$322,658,976	19.90
90.01-95.00	452	$79,388,332	4.90
95.01-100.00	974	$122,153,845	7.54
	9,517	$1,621,008,227	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	72	$7,205,816	0.44
AK	7	$1,046,512	0.06
AZ	152	$19,480,134	1.20
AR	49	$4,767,129	0.29
CA	3,260	$703,691,298	43.41
CO	179	$33,346,440	2.06
CT	82	$14,572,870	0.90
DE	23	$3,361,585	0.21
DC	4	$958,672	0.06
FL	782	$106,690,531	6.58
GA	76	$11,226,990	0.69
HI	84	$20,133,563	1.24
ID	64	$8,706,625	0.54
IL	186	$31,783,108	1.96
IN	108	$11,811,770	0.73
IA	19	$1,374,666	0.08
KS	47	$6,038,622	0.37
KY	71	$7,641,372	0.47
LA	119	$16,183,833	1.00
ME	19	$3,020,962	0.19
MD	149	$26,610,054	1.64

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MA	295	$57,327,427	3.54
MI	417	$51,477,353	3.18
MN	105	$17,350,728	1.07
MS	44	$4,502,099	0.28
MO	192	$20,855,265	1.29
MT	9	$1,012,020	0.06
NE	16	$1,569,034	0.10
NV	141	$23,267,668	1.44
NH	58	$8,422,923	0.52
NJ	188	$35,727,027	2.20
NM	39	$4,606,655	0.28
NY	288	$60,540,835	3.73
NC	91	$10,804,975	0.67
ND	2	$226,931	0.01
OH	175	$19,565,056	1.21
OK	54	$5,507,461	0.34
OR	161	$23,571,005	1.45
PA	170	$20,279,810	1.25
RI	28	$4,340,663	0.27
SC	38	$4,706,129	0.29
SD	6	$518,678	0.03
TN	214	$24,313,234	1.50
TX	460	$59,916,236	3.70
UT	124	$18,480,866	1.14
VT	9	$1,346,969	0.08
VA	229	$36,667,000	2.26
WA	297	$51,343,570	3.17
WV	20	$1,471,674	0.09
WI	82	$9,490,016	0.59
WY	13	$2,146,367	0.13
	9,517	$1,621,008,227	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	10	$2,454,253	0.15
781 - 800	19	$3,516,730	0.22

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
761 - 780	43	$8,259,567	0.51
741 - 760	65	$11,704,618	0.72
721 - 740	101	$18,907,665	1.17
701 - 720	166	$30,605,835	1.89
681 - 700	338	$63,418,618	3.91
661 - 680	555	$104,843,286	6.47
641 - 660	954	$166,098,599	10.25
621 - 640	1,377	$249,666,489	15.40
601 - 620	1,527	$269,143,301	16.60
581 - 600	1,518	$257,765,782	15.90
561 - 580	1,211	$195,583,190	12.07
541 - 560	870	$133,879,152	8.26
521 - 540	506	$72,050,088	4.44
501 - 520	224	$29,897,042	1.84
500 or Less	20	$2,090,758	0.13
NOT SCORED	13	$1,123,253	0.07
	9,517	$1,621,008,227	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	7,646	$1,276,915,336	78.77
PUD	1,017	$205,266,356	12.66
CONDO	504	$77,831,826	4.80
2 FAM	193	$37,891,741	2.34
3 FAM	38	$9,061,799	0.56
MANUF	82	$7,149,440	0.44
4 FAM	22	$4,607,254	0.28
HI CONDO	15	$2,284,475	0.14
	9,517	$1,621,008,227	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	6,462	$1,133,782,765	69.94
PURCH	2,231	$349,594,222	21.57
REFI	824	$137,631,241	8.49
	9,517	$1,621,008,227	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	9,250	$1,584,761,900	97.76
NOO	217	$28,090,859	1.73
2ND HM	50	$8,155,468	0.50
	9,517	$1,621,008,227	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	7,245	$1,176,493,052	72.58
STATED	2,203	$433,056,247	26.72
SIMPLE	69	$11,458,928	0.71
	9,517	$1,621,008,227	100.00

Gross Margin
(Excludes 4,573 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.001 - 1.000	1	$124,200	0.01
1.001 - 2.000	3	$337,653	0.04
2.001 - 3.000	4	$417,503	0.05
3.001 - 4.000	15	$3,775,723	0.43
4.001 - 5.000	203	$44,826,972	5.09
5.001 - 6.000	1,081	$218,061,881	24.75
6.001 - 7.000	1,972	$363,718,586	41.29
7.001 - 8.000	1,203	$195,025,505	22.14
8.001 - 9.000	341	$43,854,855	4.98

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Gross Margin
(Excludes 4,573 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	79	$7,444,855	0.85
10.001 - 11.000	30	$2,108,888	0.24
11.001 - 12.000	11	$969,933	0.11
13.001 - 14.000	1	$286,155	0.03
	4,944	$880,952,708	100.00

Next Rate Adjustment Date
(Excludes 4,573 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/03	1	$215,000	0.02
08/03	4	$843,364	0.10
09/03	5	$1,232,697	0.14
10/03	1	$161,935	0.02
06/04	1	$158,886	0.02
07/04	2	$390,946	0.04
08/04	8	$861,864	0.10
09/04	6	$554,453	0.06
10/04	19	$3,012,327	0.34
11/04	40	$7,807,128	0.89
12/04	57	$10,101,827	1.15
01/05	182	$28,139,404	3.19
02/05	442	$78,406,291	8.90
03/05	720	$127,026,323	14.42
04/05	359	$69,722,981	7.91
05/05	6	$1,070,300	0.12
08/05	2	$455,046	0.05
10/05	7	$1,580,079	0.18
11/05	29	$4,853,672	0.55
12/05	20	$2,372,029	0.27
01/06	109	$20,548,188	2.33
02/06	142	$23,911,929	2.71
03/06	1,259	$231,719,975	26.30
04/06	1,497	$261,796,281	29.72
05/06	24	$3,809,350	0.43
02/08	2	$200,434	0.02
	4,944	$880,952,708	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Range of Months to Roll
(Excludes 4,573 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 6	10	$2,237,996	0.25
13 - 18	34	$4,851,646	0.55
19 - 24	1,809	$322,616,084	36.62
25 - 31	37	$6,632,986	0.75
32 - 37	3,052	$544,413,564	61.80
56 - 61	2	$200,434	0.02
	4,944	$880,952,708	100.00

Lifetime Rate Cap
(Excludes 4,573 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	2	$547,034	0.06
11.001 - 11.500	2	$521,251	0.06
11.501 - 12.000	27	$6,393,780	0.73
12.001 - 12.500	72	$16,599,887	1.88
12.501 - 13.000	185	$43,211,848	4.91
13.001 - 13.500	370	$85,698,396	9.73
13.501 - 14.000	903	$193,431,270	21.96
14.001 - 14.500	830	$158,613,561	18.00
14.501 - 15.000	874	$152,310,973	17.29
15.001 - 15.500	568	$89,766,040	10.19
15.501 - 16.000	453	$64,434,781	7.31
16.001 - 16.500	267	$32,570,780	3.70
16.501 - 17.000	182	$18,243,203	2.07
17.000 - 17.500	92	$9,149,325	1.04
17.501 - 18.000	60	$5,603,196	0.64
18.001 - 18.500	23	$1,654,629	0.19
18.501 - 19.000	23	$1,487,391	0.17
19.001 - 19.500	6	$308,028	0.03
19.501 - 20.000	3	$335,233	0.04
20.001+	2	$72,100	0.01
	4,944	$880,952,708	100.00

Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Initial Periodic Rate Cap
(Excludes 4,573 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	85	$13,346,729	1.52
1.500	3,662	$657,255,970	74.61
2.000	23	$2,847,087	0.32
3.000	1,172	$207,296,673	23.53
7.000	2	$206,250	0.02
	4,944	$880,952,708	100.00

Subsequent Periodic Rate Cap
(Excludes 4,573 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.125	2	$323,164	0.04
1.000	765	$132,282,457	15.02
1.500	4,172	$747,703,436	84.87
3.000	5	$643,650	0.07
	4,944	$880,952,708	100.00

Lifetime Rate Floor
(Excludes 4,573 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$719,746	0.08
5.001 - 6.000	145	$35,195,386	4.00
6.001 - 7.000	1,225	$272,568,452	30.94
7.001 - 8.000	1,788	$332,799,025	37.78
8.001 - 9.000	1,097	$167,062,271	18.96
9.001 - 10.000	470	$53,617,080	6.09
10.001 - 11.000	155	$14,923,544	1.69
11.001 - 12.000	47	$3,269,031	0.37
12.001 - 13.000	11	$726,073	0.08
14.001 - 15.000	1	$20,100	0.00



Aggregate
(Conforming/Non-Conforming ARM and Fixed $1,621,008,227)

Lifetime Rate Floor
(Excludes 4,573 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.001 - 17.000	1	$52,000	0.01
	4,944	$880,952,708	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 1
(Conforming ARMs $596,716,206)

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	3,716			
Total Outstanding Loan Balance	$596,716,206			
Average Loan Balance	$160,580	$29,419	to	$483,493
WA Mortgage Rate	7.547%	4.625%	to	12.750%
Net WAC	6.158%	3.637%	to	12.241%
ARM Characteristics				
WA Gross Margin	6.469%	0.500%	to	8.500%
WA Months to First Roll	31	4	to	58
WA First Periodic Cap	1.838%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.430%	0.125%	to	3.000%
WA Lifetime Cap	14.441%	10.950%	to	19.750%
WA Lifetime Floor	7.538%	3.250%	to	12.750%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	359	180	to	360
WA LTV	80.26%	5.31%	to	100.00%
WA FICO	605			
Percentage of Pool with Prepayment Penalties at Loan Orig	86.58%			
Percentage of Pool Secured by: 1st Liens	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 39.94%	SFD: 79.31%	FULL DOC: 71.44%	RFCO: 67.14%	OOC: 97.65%	A: 57.48%	0: 13.42%
FL: 5.86%	PUD: 11.29%	STATED: 27.91%	PURCH: 25.58%	NOO: 1.87%	A-: 13.99%	3: 0.02%
MI: 4.83%	CONDO: 6.40%	SIMPLE: 0.65%	REFI: 7.28%	2ND: 0.49%	B: 14.73%	12: 1.87%
MA: 3.94%	2 FAM: 2.18%				C: 9.12%	13: 0.58%
WA: 3.25%	3 FAM: 0.41%				C-: 3.67%	24: 32.82%
					D: 1.00%	30: 0.03%
						36: 50.78%
						60: 0.49%

Group 1
(Conforming ARMs $596,716,206)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	7	$1,253,329	0.21
2/28 LIBOR	1,311	$217,618,867	36.47
3/27 LIBOR	2,398	$377,844,009	63.32
	3,716	$596,716,206	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 25,000.01 to $50,000	44	$1,841,243	0.31
$ 50,000.01 to $75,000	346	$22,043,071	3.69
$ 75,000.01 to $100,000	467	$41,394,817	6.94
$100,000.01 to $150,000	979	$122,205,413	20.48
$150,000.01 to $200,000	833	$145,297,888	24.35
$200,000.01 to $250,000	572	$128,713,132	21.57
$250,000.01 to $300,000	353	$96,156,935	16.11
$300,000.01 to $350,000	109	$33,915,564	5.68
$350,000.01 to $400,000	10	$3,777,321	0.63
$400,000.01 to $450,000	1	$407,657	0.07
$450,000.01 to $500,000	2	$963,163	0.16
	3,716	$596,716,206	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	1	$226,225	0.04
5.001 - 5.500	25	$5,377,172	0.90
5.501 - 6.000	93	$18,704,733	3.13
6.001 - 6.500	253	$50,833,565	8.52
6.501 - 7.000	731	$132,958,670	22.28
7.001 - 7.500	736	$124,596,779	20.88
7.501 - 8.000	731	$116,716,531	19.56
8.001 - 8.500	461	$67,628,013	11.33
8.501 - 9.000	324	$43,059,146	7.22
9.001 - 9.500	156	$17,951,187	3.01
9.501 - 10.000	99	$9,406,774	1.58

Group 1
(Conforming ARMs $596,716,206)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 10.500	46	$4,221,806	0.71
10.501 - 11.000	31	$2,843,674	0.48
11.001 - 11.500	9	$692,175	0.12
11.501 - 12.000	15	$1,005,284	0.17
12.001 - 12.500	3	$185,639	0.03
12.501 - 13.000	2	$308,833	0.05
	3,716	$596,716,206	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$126,000	0.02
181 - 300	1	$37,218	0.01
301 - 360	3,714	$596,552,987	99.97
	3,716	$596,716,206	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	88	$10,785,825	1.81
50.01-55.00	49	$6,650,452	1.11
55.01-60.00	96	$13,413,703	2.25
60.01-65.00	153	$22,892,489	3.84
65.01-70.00	325	$49,762,371	8.34
70.01-75.00	423	$68,502,084	11.48
75.01-80.00	880	$143,259,347	24.01
80.01-85.00	586	$98,113,900	16.44
85.01-90.00	825	$137,545,257	23.05
90.01-95.00	241	$38,150,222	6.39
95.01-100.00	50	$7,640,555	1.28
	3,716	$596,716,206	100.00

Group 1
(Conforming ARMs $596,716,206)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	18	$1,790,476	0.30
AK	5	$821,522	0.14
AZ	68	$9,053,615	1.52
AR	16	$1,648,882	0.28
CA	1,198	$238,341,881	39.94
CO	83	$14,217,050	2.38
CT	35	$5,469,116	0.92
DE	10	$1,948,312	0.33
FL	254	$34,954,032	5.86
GA	29	$3,703,634	0.62
HI	16	$3,545,706	0.59
ID	22	$3,106,198	0.52
IL	118	$17,669,343	2.96
IN	40	$4,457,838	0.75
IA	11	$860,554	0.14
KS	21	$2,479,197	0.42
KY	22	$2,557,630	0.43
LA	38	$4,906,416	0.82
MD	69	$11,058,677	1.85
MA	125	$23,484,335	3.94
MI	240	$28,842,639	4.83
MN	70	$10,407,246	1.74
MS	12	$1,181,197	0.20
MO	91	$9,911,082	1.66
MT	2	$280,290	0.05
NE	6	$671,856	0.11
NV	48	$8,040,227	1.35
NH	31	$4,754,863	0.80
NJ	98	$16,964,470	2.84
NM	20	$2,603,108	0.44
NY	73	$13,613,003	2.28
NC	36	$3,873,279	0.65
ND	1	$126,901	0.02
OH	57	$6,851,793	1.15
OK	18	$1,920,312	0.32
OR	66	$10,320,263	1.73
PA	60	$7,844,355	1.31
RI	17	$2,527,142	0.42
SC	16	$2,901,300	0.49
SD	1	$115,644	0.02

Group 1
(Conforming ARMs $596,716,206)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
TN	68	$7,825,879	1.31
TX	153	$18,227,407	3.05
UT	64	$9,944,354	1.67
VT	4	$555,432	0.09
VA	98	$14,299,114	2.40
WA	109	$19,378,777	3.25
WV	10	$776,432	0.13
WI	45	$5,231,539	0.88
WY	4	$651,887	0.11
	3,716	$596,716,206	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	4	$1,006,480	0.17
781 - 800	6	$944,410	0.16
761 - 780	16	$2,919,640	0.49
741 - 760	26	$4,944,112	0.83
721 - 740	38	$6,705,012	1.12
701 - 720	60	$11,191,307	1.88
681 - 700	129	$22,657,420	3.80
661 - 680	178	$32,583,992	5.46
641 - 660	334	$54,077,832	9.06
621 - 640	494	$81,407,019	13.64
601 - 620	524	$88,264,347	14.79
581 - 600	509	$81,657,237	13.68
561 - 580	552	$84,448,759	14.15
541 - 560	447	$67,172,876	11.26
521 - 540	263	$36,889,287	6.18
501 - 520	127	$18,706,233	3.13
500 or Less	9	$1,140,244	0.19
	3,716	$596,716,206	100.00

Group 1
(Conforming ARMs $596,716,206)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	3,005	$473,274,206	79.31
PUD	377	$67,357,492	11.29
CONDO	245	$38,169,422	6.40
2 FAM	62	$13,001,833	2.18
3 FAM	12	$2,421,634	0.41
4 FAM	9	$1,891,234	0.32
HI CONDO	6	$600,385	0.10
	3,716	$596,716,206	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,498	$400,624,102	67.14
PURCH	928	$152,637,377	25.58
REFI	290	$43,454,727	7.28
	3,716	$596,716,206	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,610	$582,674,200	97.65
NOO	86	$11,138,947	1.87
2ND HM	20	$2,903,058	0.49
	3,716	$596,716,206	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,759	$426,282,588	71.44
STATED	934	$166,564,740	27.91
SIMPLE	23	$3,868,877	0.65
	3,716	$596,716,206	100.00



Group 1
(Conforming ARMs $596,716,206)

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.001 - 1.000	1	$124,200	0.02
1.001 - 2.000	2	$159,649	0.03
2.001 - 3.000	2	$261,953	0.04
3.001 - 4.000	13	$3,014,143	0.51
4.001 - 5.000	165	$29,823,234	5.00
5.001 - 6.000	916	$158,737,601	26.60
6.001 - 7.000	1,617	$261,493,769	43.82
7.001 - 8.000	880	$128,391,520	21.52
8.001 - 9.000	120	$14,710,137	2.47
	3,716	$596,716,206	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/03	1	$215,000	0.04
08/03	4	$843,364	0.14
09/03	3	$409,965	0.07
06/04	1	$158,886	0.03
07/04	2	$390,946	0.07
08/04	5	$555,260	0.09
09/04	1	$188,746	0.03
10/04	12	$2,078,489	0.35
11/04	27	$4,071,796	0.68
12/04	31	$3,912,825	0.66
01/05	128	$19,940,178	3.34
02/05	306	$51,367,035	8.61
03/05	526	$86,444,394	14.49
04/05	268	$47,818,762	8.01
05/05	3	$476,550	0.08
08/05	1	$285,833	0.05
10/05	1	$186,235	0.03
11/05	19	$2,557,332	0.43
12/05	11	$1,384,385	0.23
01/06	75	$12,917,640	2.16
02/06	100	$15,327,028	2.57
03/06	970	$155,425,046	26.05
04/06	1,201	$187,021,626	31.34



Group 1
(Conforming ARMs $596,716,206)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
05/06	18	$2,538,450	0.43
02/08	2	$200,434	0.03
	3,716	$596,716,206	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 6	7	$1,253,329	0.21
13 - 18	20	$3,284,223	0.55
19 - 24	1,291	$214,334,645	35.92
25 - 31	21	$3,029,400	0.51
32 - 37	2,375	$374,614,176	62.78
56 - 61	2	$200,434	0.03
	3,716	$596,716,206	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	1	$147,851	0.02
11.001 - 11.500	2	$521,251	0.09
11.501 - 12.000	18	$3,244,774	0.54
12.001 - 12.500	58	$12,062,861	2.02
12.501 - 13.000	146	$29,467,704	4.94
13.001 - 13.500	296	$57,728,367	9.67
13.501 - 14.000	728	$131,158,809	21.98
14.001 - 14.500	697	$116,365,912	19.50
14.501 - 15.000	687	$107,962,166	18.09
15.001 - 15.500	431	$62,972,196	10.55
15.501 - 16.000	308	$40,792,378	6.84
16.001 - 16.500	151	$17,167,423	2.88
16.501 - 17.000	91	$8,298,397	1.39
17.000 - 17.500	42	$3,790,512	0.64
17.501 - 18.000	32	$2,893,659	0.48

Group 1
(Conforming ARMs $596,716,206)

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
18.001 - 18.500	9	$692,175	0.12
18.501 - 19.000	14	$955,299	0.16
19.001 - 19.500	3	$185,639	0.03
19.501 - 20.000	2	$308,833	0.05
	3,716	$596,716,206	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	68	$10,087,762	1.69
1.500	2,826	$448,322,763	75.13
2.000	10	$1,377,331	0.23
3.000	811	$136,837,600	22.93
7.000	1	$90,750	0.02
	3,716	$596,716,206	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.125	2	$323,164	0.05
1.000	508	$83,757,224	14.04
1.500	3,205	$512,463,117	85.88
3.000	1	$172,701	0.03
	3,716	$596,716,206	100.00

Group 1
(Conforming ARMs $596,716,206)

Lifetime Rate Floor

Range of Lifetime Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$719,746	0.12
5.001 - 6.000	119	$24,182,165	4.05
6.001 - 7.000	989	$184,653,131	30.94
7.001 - 8.000	1,468	$241,273,245	40.43
8.001 - 9.000	781	$110,015,296	18.44
9.001 - 10.000	250	$26,733,311	4.48
10.001 - 11.000	76	$6,947,380	1.16
11.001 - 12.000	24	$1,697,459	0.28
12.001 - 13.000	5	$494,473	0.08
	3,716	$596,716,206	100.00

Group 2
(Conforming Fixed $563,170,256)

Summary of Loans in Sample Calculation Pool (As of Sample Pool Calculation Date)		**Range**		
Total Number of Loans	3,638			
Total Outstanding Loan Balance	$563,170,256			
Average Loan Balance	$154,802	$19,991	to	$480,000
WA Mortgage Rate	7.473%	5.000%	to	13.000%
Net WAC	6.177%	4.012%	to	12.491%
WA Original Term (months)	343	120	to	360
WA Remaining Term (months)	343	117	to	360
WA LTV	76.43%	5.30%	to	100.00%
WA FICO	612			
Percentage of Pool with Prepayment Penalties at Loan Orig	84.37%			
Percentage of Pool Secured by: 1st Liens	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 42.03%	SFD: 80.07%	FULL DOC: 72.77%	RFCO: 81.27%	OOC: 96.99%	A: 66.30%	0: 15.63%
FL: 9.11%	PUD: 10.19%	STATED: 26.51%	REFI: 9.90%	NOO: 2.43%	A-: 13.78%	3: 0.05%
NY: 5.91%	2 FAM: 4.06%	SIMPLE: 0.72%	PURCH: 8.83%	2ND: 0.57%	B: 11.71%	12: 4.16%
MA: 4.01%	CONDO: 3.77%				C: 6.21%	21: 0.04%
TX: 3.50%	3 FAM: 1.18%				C-: 1.74%	24: 3.13%
					D: 0.26%	36: 18.20%
						60: 58.79%


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2
(Conforming Fixed $563,170,256)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 15YR	328	$37,986,413	6.75
FIXED 15YR -CC	39	$3,779,107	0.67
FIXED 20YR	20	$2,144,365	0.38
FIXED 30YR -CC	411	$62,458,890	11.09
FIXED 30YR	2,766	$448,274,250	79.60
FIX30/15 BAL	74	$8,527,231	1.51
	3,638	$563,170,256	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	4	$87,217	0.02
$ 25,000.01 to $50,000	120	$5,004,553	0.89
$ 50,000.01 to $75,000	396	$25,438,328	4.52
$ 75,000.01 to $100,000	477	$42,094,248	7.47
$100,000.01 to $150,000	907	$113,468,310	20.15
$150,000.01 to $200,000	793	$138,444,356	24.58
$200,000.01 to $250,000	512	$114,793,450	20.38
$250,000.01 to $300,000	317	$87,056,406	15.46
$300,000.01 to $350,000	94	$29,494,387	5.24
$350,000.01 to $400,000	11	$4,128,974	0.73
$400,000.01 to $450,000	3	$1,242,225	0.22
$450,000.01 to $500,000	4	$1,917,803	0.34
	3,638	$563,170,256	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	1	$139,476	0.02
5.001 - 5.500	10	$1,794,361	0.32
5.501 - 6.000	78	$14,642,488	2.60
6.001 - 6.500	209	$41,591,806	7.39
6.501 - 7.000	974	$180,848,251	32.11

Group 2
(Conforming Fixed $563,170,256)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7.001 - 7.500	589	$95,861,447	17.02
7.501 - 8.000	791	$120,299,588	21.36
8.001 - 8.500	365	$47,884,501	8.50
8.501 - 9.000	248	$27,115,535	4.81
9.001 - 9.500	119	$12,600,302	2.24
9.501 - 10.000	109	$10,978,046	1.95
10.001 - 10.500	51	$3,905,544	0.69
10.501 - 11.000	38	$2,373,196	0.42
11.001 - 11.500	27	$1,685,430	0.30
11.501 - 12.000	20	$1,078,964	0.19
12.001 - 12.500	6	$254,403	0.05
12.501 - 13.000	3	$116,917	0.02
	3,638	$563,170,256	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	4	$446,078	0.08
121 - 180	435	$49,625,712	8.81
181 - 300	23	$2,569,908	0.46
301 - 360	3,176	$510,528,558	90.65
	3,638	$563,170,256	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	215	$23,738,925	4.22
50.01-55.00	96	$13,324,090	2.37
55.01-60.00	159	$24,382,832	4.33
60.01-65.00	223	$34,833,262	6.19
65.01-70.00	365	$55,908,269	9.93
70.01-75.00	490	$76,656,834	13.61
75.01-80.00	817	$127,031,370	22.56

Group 2
(Conforming Fixed $563,170,256)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
80.01-85.00	479	$79,023,382	14.03
85.01-90.00	609	$98,884,800	17.56
90.01-95.00	136	$22,140,602	3.93
95.01-100.00	49	$7,245,890	1.29
	3,638	$563,170,256	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	36	$3,436,993	0.61
AK	1	$82,570	0.01
AZ	49	$6,397,459	1.14
AR	26	$2,109,619	0.37
CA	1,273	$236,710,978	42.03
CO	59	$9,812,759	1.74
CT	33	$5,213,556	0.93
DE	8	$1,022,078	0.18
DC	2	$331,379	0.06
FL	397	$51,317,451	9.11
GA	25	$2,205,944	0.39
HI	67	$16,283,542	2.89
ID	32	$3,739,747	0.66
IL	38	$5,319,926	0.94
IN	32	$3,120,902	0.55
IA	6	$392,576	0.07
KS	6	$645,950	0.11
KY	21	$2,392,940	0.42
LA	55	$6,103,127	1.08
ME	16	$2,351,839	0.42
MD	48	$8,417,158	1.49
MA	121	$22,582,449	4.01
MI	75	$7,775,009	1.38
MN	19	$2,902,962	0.52
MS	18	$1,576,624	0.28
MO	40	$3,775,208	0.67
MT	3	$399,075	0.07

Group 2
(Conforming Fixed $563,170,256)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NE	5	$582,613	0.10
NV	62	$9,565,107	1.70
NH	23	$3,494,448	0.62
NJ	59	$10,156,381	1.80
NM	11	$916,268	0.16
NY	169	$33,299,490	5.91
NC	20	$1,657,596	0.29
ND	1	$100,030	0.02
OH	71	$7,483,611	1.33
OK	23	$2,442,335	0.43
OR	56	$8,421,933	1.50
PA	81	$8,812,637	1.56
RI	7	$864,224	0.15
SC	7	$734,008	0.13
SD	3	$310,662	0.06
TN	97	$10,146,294	1.80
TX	175	$19,726,704	3.50
UT	34	$4,342,131	0.77
VA	81	$11,418,411	2.03
WA	119	$18,668,171	3.31
WV	5	$407,756	0.07
WI	18	$2,416,766	0.43
WY	5	$782,861	0.14
	3,638	$563,170,256	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$488,915	0.09
781 - 800	9	$1,276,416	0.23
761 - 780	18	$3,209,227	0.57
741 - 760	23	$4,159,972	0.74
721 - 740	42	$6,496,765	1.15
701 - 720	63	$10,708,853	1.90
681 - 700	124	$21,271,705	3.78
661 - 680	204	$34,178,972	6.07

Group 2
(Conforming Fixed $563,170,256)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	370	$59,814,446	10.62
621 - 640	516	$86,694,672	15.39
601 - 620	623	$96,681,157	17.17
581 - 600	614	$92,414,625	16.41
561 - 580	480	$71,164,396	12.64
541 - 560	308	$43,285,603	7.69
521 - 540	169	$22,564,262	4.01
501 - 520	64	$7,881,930	1.40
500 or Less	9	$878,343	0.16
	3,638	$563,170,256	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	2,994	$450,909,600	80.07
PUD	325	$57,405,164	10.19
2 FAM	119	$22,848,849	4.06
CONDO	154	$21,233,160	3.77
3 FAM	26	$6,640,166	1.18
4 FAM	12	$2,664,020	0.47
HI CONDO	8	$1,469,297	0.26
	3,638	$563,170,256	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,919	$457,685,944	81.27
REFI	380	$55,760,942	9.90
PURCH	339	$49,723,371	8.83
	3,638	$563,170,256	100.00

Group 2
(Conforming Fixed $563,170,256)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,509	$546,242,289	96.99
NOO	105	$13,692,549	2.43
2ND HM	24	$3,235,419	0.57
	3,638	$563,170,256	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,721	$409,834,570	72.77
STATED	887	$149,307,090	26.51
SIMPLE	30	$4,028,596	0.72
	3,638	$563,170,256	100.00



Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Summary of Loans in Sample Calculation Pool (As of Sample Pool Calculation Date)		**Range**		
Total Number of Loans	1,602			
Total Outstanding Loan Balance	$357,604,031			
Average Loan Balance	$223,223	$14,651	to	$849,113
WA Mortgage Rate	7.713%	5.210%	to	16.375%
Net WAC	5.820%	3.146%	to	15.866%
ARM Characteristics				
WA Gross Margin	6.850%	1.340%	to	13.250%
WA Months to First Roll	30	1	to	36
WA First Periodic Cap	1.871%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.417%	1.000%	to	3.000%
WA Lifetime Cap	14.596%	10.875%	to	23.375%
WA Lifetime Floor	7.729%	5.210%	to	16.375%
WA Original Term (months)	356	120	to	360
WA Remaining Term (months)	355	114	to	360
WA LTV	84.87%	6.48%	to	100.00%
WA FICO	616			
Percentage of Pool with Prepayment Penalties at Loan Orig	86.41%			
Percentage of Pool Secured by: 1st Liens	98.18%			
Percentage of Pool Secured by: 2nd Liens	1.82%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 47.86%	SFD: 76.36%	FULL DOC: 74.15%	RFCO: 57.95%	OOC: 98.80%	A: 76.85%	0: 13.59%
TX: 5.02%	PUD: 17.64%	STATED: 25.03%	PURCH: 33.98%	NOO: 0.88%	A-: 10.15%	12: 5.75%
FL: 4.24%	CONDO: 4.18%	SIMPLE: 0.82%	REFI: 8.07%	2ND: 0.33%	B: 7.91%	13: 0.19%
MI: 3.76%	MANUF: 1.32%				C: 3.87%	24: 27.90%
WA: 2.80%	2 FAM: 0.43%				C-: 1.22%	30: 0.04%
						36: 42.03%
						60: 10.50%

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	3	$984,667	0.28
2/28 LIBOR	532	$109,848,862	30.72
3/27 LIBOR	693	$173,402,974	48.49
FIXED 15YR	4	$236,079	0.07
FIXED 15YR -CC	6	$671,135	0.19
FIXED 20YR	1	$322,947	0.09
FIXED 30YR -CC	30	$9,391,557	2.63
FIXED 30YR	190	$56,012,458	15.66
FIXED 15YR -2nd	66	$2,882,478	0.81
FIX30/15 BAL	1	$239,808	0.07
FIX30/15 BAL -2nd	76	$3,611,065	1.01
	1,602	$357,604,031	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	27	$549,601	0.15
$ 25,000.01 to $50,000	140	$5,335,926	1.49
$ 50,000.01 to $75,000	164	$10,308,095	2.88
$ 75,000.01 to $100,000	174	$15,276,157	4.27
$100,000.01 to $150,000	238	$29,546,395	8.26
$150,000.01 to $200,000	137	$23,760,647	6.64
$200,000.01 to $250,000	70	$15,638,682	4.37
$250,000.01 to $300,000	51	$13,814,890	3.86
$300,000.01 to $350,000	168	$56,477,363	15.79
$350,000.01 to $400,000	190	$71,377,552	19.96
$400,000.01 to $450,000	106	$45,177,924	12.63
$450,000.01 to $500,000	91	$43,774,433	12.24
$500,000.01 to $550,000	19	$10,014,101	2.80
$550,000.01 to $600,000	16	$9,187,365	2.57
$600,000.01 to $650,000	7	$4,432,333	1.24
$650,000.01 to $700,000	2	$1,357,452	0.38
$700,000.01 to $750,000	1	$726,000	0.20
$800,000.01 to $850,000	1	$849,113	0.24
	1,602	$357,604,031	100.00

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	5	$1,996,287	0.56
5.501 - 6.000	34	$14,751,550	4.13
6.001 - 6.500	80	$32,474,126	9.08
6.501 - 7.000	233	$86,157,018	24.09
7.001 - 7.500	159	$52,123,522	14.58
7.501 - 8.000	226	$60,987,720	17.05
8.001 - 8.500	159	$32,228,160	9.01
8.501 - 9.000	187	$29,582,599	8.27
9.001 - 9.500	139	$17,605,989	4.92
9.501 - 10.000	118	$12,596,288	3.52
10.001 - 10.500	64	$6,243,727	1.75
10.501 - 11.000	73	$4,813,151	1.35
11.001 - 11.500	33	$1,783,275	0.50
11.501 - 12.000	55	$2,714,678	0.76
12.001 - 12.500	10	$574,427	0.16
12.501 - 13.000	5	$140,031	0.04
13.001 - 13.500	8	$400,857	0.11
13.501 - 14.000	4	$143,930	0.04
14.001 - 14.500	3	$51,964	0.01
14.501 - 15.000	2	$44,746	0.01
15.001 - 15.500	3	$97,225	0.03
16.001 - 16.500	2	$92,759	0.03
	1,602	$357,604,031	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	2	$29,652	0.01
121 - 180	145	$7,382,642	2.06
181 - 300	8	$713,153	0.20
301 - 360	1,447	$349,478,584	97.73
	1,602	$357,604,031	100.00

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Loan-to-Value Ratio

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	30	$6,215,824	1.74
50.01-55.00	20	$3,972,635	1.11
55.01-60.00	22	$4,776,003	1.34
60.01-65.00	40	$9,635,304	2.69
65.01-70.00	81	$18,937,864	5.30
70.01-75.00	122	$29,777,125	8.33
75.01-80.00	228	$67,442,302	18.86
80.01-85.00	151	$42,782,378	11.96
85.01-90.00	233	$72,403,869	20.25
90.01-95.00	50	$13,218,840	3.70
95.01-100.00	625	$88,441,886	24.73
	1,602	$357,604,031	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	10	$1,419,235	0.40
AK	1	$142,420	0.04
AZ	27	$3,755,221	1.05
AR	7	$1,008,627	0.28
CA	546	$171,146,219	47.86
CO	32	$8,346,560	2.33
CT	11	$3,030,609	0.85
DE	5	$391,195	0.11
DC	2	$627,293	0.18
FL	94	$15,153,329	4.24
GA	18	$4,787,807	1.34
ID	6	$774,116	0.22
IL	28	$8,515,449	2.38
IN	29	$3,383,667	0.95
IA	2	$121,535	0.03
KS	16	$2,298,915	0.64
KY	26	$2,636,940	0.74
LA	20	$4,010,567	1.12
ME	2	$646,656	0.18
MD	20	$5,176,575	1.45
MA	36	$9,464,758	2.65
MI	88	$13,453,830	3.76
MN	15	$3,338,259	0.93
MS	7	$790,547	0.22

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MO	52	$6,268,706	1.75
MT	3	$206,169	0.06
NE	3	$150,522	0.04
NV	23	$5,000,733	1.40
NH	3	$128,721	0.04
NJ	25	$7,361,738	2.06
NM	6	$609,106	0.17
NY	30	$8,878,097	2.48
NC	31	$4,018,484	1.12
OH	34	$3,309,187	0.93
OK	10	$1,026,730	0.29
OR	23	$3,370,175	0.94
PA	22	$2,308,069	0.65
RI	2	$886,660	0.25
SC	12	$873,788	0.24
SD	1	$63,500	0.02
TN	39	$5,798,399	1.62
TX	110	$17,960,241	5.02
UT	17	$2,873,416	0.80
VT	4	$753,813	0.21
VA	36	$8,758,493	2.45
WA	49	$10,004,910	2.80
WV	5	$287,486	0.08
WI	10	$1,574,940	0.44
WY	4	$711,619	0.20
	1,602	$357,604,031	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	3	$920,908	0.26
781 - 800	2	$876,754	0.25
761 - 780	5	$1,072,632	0.30
741 - 760	7	$1,314,300	0.37
721 - 740	12	$3,689,900	1.03
701 - 720	20	$3,575,554	1.00
681 - 700	51	$15,237,568	4.26

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
661 - 680	117	$28,199,052	7.89
641 - 660	155	$35,559,950	9.94
621 - 640	261	$62,394,977	17.45
601 - 620	295	$65,882,854	18.42
581 - 600	324	$71,104,413	19.88
561 - 580	135	$31,496,690	8.81
541 - 560	102	$20,656,999	5.78
521 - 540	70	$11,732,435	3.28
501 - 520	31	$2,947,172	0.82
500 or Less	2	$72,171	0.02
NOT SCORED	10	$869,701	0.24
	1,602	$357,604,031	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	1,222	$273,069,472	76.36
PUD	237	$63,073,317	17.64
CONDO	78	$14,945,224	4.18
MANUF	53	$4,712,549	1.32
2 FAM	10	$1,536,676	0.43
HI CONDO	1	$214,793	0.06
4 FAM	1	$52,000	0.01
	1,602	$357,604,031	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	778	$207,247,698	57.95
PURCH	703	$121,501,959	33.98
REFI	121	$28,854,374	8.07
	1,602	$357,604,031	100.00

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,575	$353,300,102	98.80
NOO	23	$3,141,589	0.88
2ND HM	4	$1,162,340	0.33
	1,602	$357,604,031	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,308	$265,146,327	74.15
STATED	281	$89,526,053	25.03
SIMPLE	13	$2,931,651	0.82
	1,602	$357,604,031	100.00

Gross Margin
(Excludes 374 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$178,004	0.06
2.001 - 3.000	2	$155,550	0.05
3.001 - 4.000	2	$761,580	0.27
4.001 - 5.000	38	$15,003,738	5.28
5.001 - 6.000	165	$59,324,280	20.87
6.001 - 7.000	355	$102,224,816	35.96
7.001 - 8.000	323	$66,633,985	23.44
8.001 - 9.000	221	$29,144,718	10.25
9.001 - 10.000	79	$7,444,855	2.62
10.001 - 11.000	30	$2,108,888	0.74
11.001 - 12.000	11	$969,933	0.34
13.001 - 14.000	1	$286,155	0.10
	1,228	$284,236,503	100.00

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Next Rate Adjustment Date
(Excludes 374 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/03	2	$822,732	0.29
10/03	1	$161,935	0.06
08/04	3	$306,604	0.11
09/04	5	$365,707	0.13
10/04	7	$933,838	0.33
11/04	13	$3,735,332	1.31
12/04	26	$6,189,002	2.18
01/05	54	$8,199,226	2.88
02/05	136	$27,039,257	9.51
03/05	194	$40,581,929	14.28
04/05	91	$21,904,219	7.71
05/05	3	$593,750	0.21
08/05	1	$169,213	0.06
10/05	6	$1,393,845	0.49
11/05	10	$2,296,340	0.81
12/05	9	$987,644	0.35
01/06	34	$7,630,548	2.68
02/06	42	$8,584,900	3.02
03/06	289	$76,294,929	26.84
04/06	296	$74,774,656	26.31
05/06	6	$1,270,900	0.45
	1,228	$284,236,503	100.00

Range of Months to Roll
(Excludes 374 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 6	3	$984,667	0.35
13 - 18	14	$1,567,423	0.55
19 - 24	518	$108,281,439	38.10
25 - 31	16	$3,603,586	1.27
32 - 37	677	$169,799,388	59.74
	1,228	$284,236,503	100.00

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Lifetime Rate Cap
(Excludes 374 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	1	$399,182	0.14
11.501 - 12.000	9	$3,149,006	1.11
12.001 - 12.500	14	$4,537,026	1.60
12.501 - 13.000	39	$13,744,145	4.84
13.001 - 13.500	74	$27,970,029	9.84
13.501 - 14.000	175	$62,272,461	21.91
14.001 - 14.500	133	$42,247,649	14.86
14.501 - 15.000	187	$44,348,808	15.60
15.001 - 15.500	137	$26,793,844	9.43
15.501 - 16.000	145	$23,642,404	8.32
16.001 - 16.500	116	$15,403,357	5.42
16.501 - 17.000	91	$9,944,805	3.50
17.000 - 17.500	50	$5,358,813	1.89
17.501 - 18.000	28	$2,709,537	0.95
18.001 - 18.500	14	$962,454	0.34
18.501 - 19.000	9	$532,093	0.19
19.001 - 19.500	3	$122,388	0.04
19.501 - 20.000	1	$26,400	0.01
20.001+	2	$72,100	0.03
	1,228	$284,236,503	100.00

Initial Periodic Rate Cap
(Excludes 374 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	17	$3,258,966	1.15
1.500	836	$208,933,208	73.51
2.000	13	$1,469,756	0.52
3.000	361	$70,459,073	24.79
7.000	1	$115,500	0.04
	1,228	$284,236,503	100.00

Subsequent Periodic Rate Cap
(Excludes 374 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	257	$48,525,234	17.07
1.500	967	$235,240,319	82.76

Group 3
(Non-Conforming ARM and Fixed $357,604,031)

Subsequent Periodic Rate Cap
(Excludes 374 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.000	4	$470,950	0.17
	1,228	$284,236,503	100.00

Lifetime Rate Floor
(Excludes 374 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 6.000	26	$11,013,221	3.87
6.001 - 7.000	236	$87,915,321	30.93
7.001 - 8.000	320	$91,525,780	32.20
8.001 - 9.000	316	$57,046,975	20.07
9.001 - 10.000	220	$26,883,770	9.46
10.001 - 11.000	79	$7,976,164	2.81
11.001 - 12.000	23	$1,571,573	0.55
12.001 - 13.000	6	$231,600	0.08
14.001 - 15.000	1	$20,100	0.01
16.001 - 17.000	1	$52,000	0.02
	1,228	$284,236,503	100.00


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 4
(Non-Conforming Fixed $103,517,735)

Summary of Loans in Sample Calculation Pool **(As of Sample Pool Calculation Date)**		**Range**		
Total Number of Loans	561			
Total Outstanding Loan Balance	$103,517,735			
Average Loan Balance	$184,524	$9,952	to	$702,261
WA Mortgage Rate	7.652%	5.500%	to	16.500%
Net WAC	5.938%	3.476%	to	15.991%
WA Original Term (months)	336	120	to	360
WA Remaining Term (months)	334	115	to	360
WA LTV	81.56%	19.80%	to	100.00%
WA FICO	633			
Percentage of Pool with Prepayment Penalties at Loan Orig	82.86%			
Percentage of Pool Secured by: 1st Liens	90.96%			
Percentage of Pool Secured by: 2nd Liens	9.04%			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 55.54%	SFD: 76.95%	FULL DOC: 72.67%	RFCO: 65.91%	OOC: 99.06%	A: 85.60%	0: 17.14%
FL: 5.09%	PUD: 16.84%	STATED: 26.72%	PURCH: 24.86%	2ND: 0.83%	A-: 8.79%	12: 6.30%
NY: 4.59%	CONDO: 3.37%	SIMPLE: 0.61%	REFI: 9.24%	NOO: 0.11%	B: 3.69%	13: 0.17%
TX: 3.87%	MANUF: 2.35%				C: 1.40%	24: 9.29%
WA: 3.18%	2 FAM: 0.49%				C-: 0.44%	36: 19.83%
					D: 0.08%	60: 47.27%

Group 4
(Non-Conforming Fixed $103,517,735)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 15YR	17	$2,234,449	2.16
FIXED 15YR -CC	1	$335,000	0.32
FIXED 30YR -CC	28	$8,250,727	7.97
FIXED 30YR	276	$81,161,644	78.40
FIXED 15YR -2nd	123	$4,455,317	4.30
FIX30/15 BAL	6	$2,176,889	2.10
FIX30/15 BAL -2nd	110	$4,903,709	4.74
	561	$103,517,735	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	67	$1,325,920	1.28
$ 25,000.01 to $50,000	129	$4,717,234	4.56
$ 50,000.01 to $75,000	66	$4,000,187	3.86
$ 75,000.01 to $100,000	40	$3,431,308	3.31
$100,000.01 to $150,000	33	$3,986,019	3.85
$150,000.01 to $200,000	11	$1,915,362	1.85
$200,000.01 to $250,000	5	$1,146,887	1.11
$250,000.01 to $300,000	5	$1,351,485	1.31
$300,000.01 to $350,000	52	$17,444,319	16.85
$350,000.01 to $400,000	78	$29,352,747	28.36
$400,000.01 to $450,000	37	$15,773,163	15.24
$450,000.01 to $500,000	27	$12,864,707	12.43
$500,000.01 to $550,000	4	$2,045,072	1.98
$550,000.01 to $600,000	6	$3,461,063	3.34
$700,000.01 to $750,000	1	$702,261	0.68
	561	$103,517,735	100.00



Group 4
(Non-Conforming Fixed $103,517,735)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	1	$394,761	0.38
5.501 - 6.000	14	$6,378,651	6.16
6.001 - 6.500	32	$12,724,280	12.29
6.501 - 7.000	88	$33,193,485	32.07
7.001 - 7.500	38	$12,714,764	12.28
7.501 - 8.000	42	$12,831,356	12.40
8.001 - 8.500	15	$3,957,387	3.82
8.501 - 9.000	26	$4,736,015	4.58
9.001 - 9.500	24	$2,953,748	2.85
9.501 - 10.000	59	$4,419,884	4.27
10.001 - 10.500	24	$1,627,108	1.57
10.501 - 11.000	66	$2,989,620	2.89
11.001 - 11.500	24	$794,076	0.77
11.501 - 12.000	64	$2,403,061	2.32
12.001 - 12.500	9	$309,662	0.30
12.501 - 13.000	7	$164,509	0.16
13.001 - 13.500	13	$378,368	0.37
13.501 - 14.000	3	$113,788	0.11
14.001 - 14.500	5	$155,768	0.15
14.501 - 15.000	3	$79,351	0.08
15.001 - 15.500	2	$123,613	0.12
16.001 - 16.500	2	$74,480	0.07
	561	$103,517,735	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	4	$81,492	0.08
121 - 180	244	$13,763,059	13.30
181 - 300	10	$290,080	0.28
301 - 360	303	$89,383,104	86.35
	561	$103,517,735	100.00

Group 4
(Non-Conforming Fixed $103,517,735)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	16	$2,914,800	2.82
50.01-55.00	4	$1,283,489	1.24
55.01-60.00	15	$4,883,889	4.72
60.01-65.00	19	$3,757,303	3.63
65.01-70.00	28	$7,464,836	7.21
70.01-75.00	31	$7,018,397	6.78
75.01-80.00	78	$25,528,668	24.66
80.01-85.00	44	$12,137,120	11.72
85.01-90.00	51	$13,825,051	13.36
90.01-95.00	25	$5,878,668	5.68
95.01-100.00	250	$18,825,514	18.19
	561	$103,517,735	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	8	$559,112	0.54
AZ	8	$273,840	0.26
CA	243	$57,492,220	55.54
CO	5	$970,071	0.94
CT	3	$859,588	0.83
FL	37	$5,265,719	5.09
GA	4	$529,605	0.51
HI	1	$304,315	0.29
ID	4	$1,086,565	1.05
IL	2	$278,389	0.27
IN	7	$849,363	0.82
KS	4	$614,560	0.59
KY	2	$53,863	0.05
LA	6	$1,163,723	1.12
ME	1	$22,467	0.02
MD	12	$1,957,644	1.89
MA	13	$1,795,885	1.73
MI	14	$1,405,875	1.36
MN	1	$702,261	0.68
MS	7	$953,730	0.92

Group 4
(Non-Conforming Fixed $103,517,735)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MO	9	$900,269	0.87
MT	1	$126,486	0.12
NE	2	$164,043	0.16
NV	8	$661,601	0.64
NH	1	$44,891	0.04
NJ	6	$1,244,438	1.20
NM	2	$478,172	0.46
NY	16	$4,750,245	4.59
NC	4	$1,255,616	1.21
OH	13	$1,920,464	1.86
OK	3	$118,084	0.11
OR	16	$1,458,635	1.41
PA	7	$1,314,750	1.27
RI	2	$62,637	0.06
SC	3	$197,034	0.19
SD	1	$28,872	0.03
TN	10	$542,662	0.52
TX	22	$4,001,884	3.87
UT	9	$1,320,965	1.28
VT	1	$37,724	0.04
VA	14	$2,190,983	2.12
WA	20	$3,291,712	3.18
WI	9	$266,771	0.26
	561	$103,517,735	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$37,949	0.04
781 - 800	2	$419,151	0.40
761 - 780	4	$1,058,069	1.02
741 - 760	9	$1,286,234	1.24
721 - 740	9	$2,015,988	1.95
701 - 720	23	$5,130,120	4.96
681 - 700	34	$4,251,925	4.11
661 - 680	56	$9,881,270	9.55

Group 4
(Non-Conforming Fixed $103,517,735)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	95	$16,646,371	16.08
621 - 640	106	$19,169,821	18.52
601 - 620	85	$18,314,944	17.69
581 - 600	71	$12,589,508	12.16
561 - 580	44	$8,473,345	8.19
541 - 560	13	$2,763,674	2.67
521 - 540	4	$864,105	0.83
501 - 520	2	$361,707	0.35
NOT SCORED	3	$253,553	0.24
	561	$103,517,735	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	425	$79,662,058	76.95
PUD	78	$17,430,382	16.84
CONDO	27	$3,484,021	3.37
MANUF	29	$2,436,891	2.35
2 FAM	2	$504,383	0.49
	561	$103,517,735	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	267	$68,225,022	65.91
PURCH	261	$25,731,515	24.86
REFI	33	$9,561,198	9.24
	561	$103,517,735	100.00

Group 4
(Non-Conforming Fixed $103,517,735)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	556	$102,545,309	99.06
2ND HM	2	$854,651	0.83
NOO	3	$117,775	0.11
	561	$103,517,735	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	457	$75,229,567	72.67
STATED	101	$27,658,364	26.72
SIMPLE	3	$629,803	0.61
	561	$103,517,735	100.00